EXHIBIT (12)

Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

	Nine months ended September 30, 2010	Years ended December 31,
		2009	2008	2007	2006	2005
Earnings before federal taxes on income	$3,504	$1,731	$3,995	$6,118	$3,194	$2,819
Fixed charges excluding capitalized interest	545	564	492	557	636	699
Amortization of previously capitalized interest	48	61	50	58	51	54
Net adjustment for earnings from affiliates	(4)	(10)	(10)	(28)	(12)	(9)

Earnings available for fixed charges	$4,093	$2,346	$4,527	$6,705	$3,869	$3,563

Fixed charges:
Interest and debt expense(1)	$508	$514	$425	$491	$593	$653
Interest capitalized during the period	38	90	99	117	110	84
Rentals deemed representative of an interest factor	37	50	67	66	43	46

Total fixed charges	$583	$654	$591	$674	$746	$783

Ratio of earnings to fixed charges	7.0	3.6	7.7	9.9	5.2	4.6

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Consolidated Statements of Operations.

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